SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                           ALLIED RESEARCH CORPORATION
------------------------------------------------------------------------------
                               (Name of issuer)

                           COMMON STOCK $.01 PAR VALUE
------------------------------------------------------------------------------
                        (Title of class of securities)

                                   019483106
------------------------------------------------------------------------------
                                (CUSIP number)

                             STEVEN WOLOSKY, ESQ.
                OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                (212) 753-7200
------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                March 30, 1999
------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

      NOTE. six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of 5 Pages)
--------
   (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------             ------------------------------
CUSIP No. 019483106                      13D      Page 2 of 5 Pages
----------------------------------                ------------------------------


================================================================================
       1         NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    LIONHEART GROUP, INC.
                                         13-3790-376
--------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                       WC
--------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OR ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF          7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      117,588
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING
  PERSON WITH
                      8      SHARED VOTING POWER

                                   -0-
                ----------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                   117,588
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                       117,588
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              / /
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          2.47%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON

                       IA
================================================================================

-------------------------------------             ------------------------------
CUSIP No. 019483106                      13D      Page 3 of 5 Pages
----------------------------------                ------------------------------

      The following constitutes the Amendment No. 2 (the "Amendment No. 2") to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on September 9, 1998. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is amended as follows

            All of the $158,550 used to make the purchase of the 22,200 Shares acquired by the Reporting Person since the filing of Amendment No. 1 to the
Schedule 13D came from the working capital of the investment funds and managed accounts directed by the Reporting Persons.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), (b), (c) and (e) are amended as follows:

            (a) The Reporting Person may be deemed to beneficially own 117,588 shares (which constitutes approximately 2.47% of the Issuer).

            (b) The Reporting Person has sole voting and dispositive power with respect to the 117,588 Shares it may be deemed to beneficially own.

            (c) In the past sixty (60) days, accounts managed by the Reporting Person purchased or sold on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases or sales were made on the open market.

            (e) As of March 30, 1999, the Reporting Person ceased to be the beneficial owner of more than five (5%) percent of the Shares.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is amended to add the following.

            Exhibit A:  Transactions in Shares of Common Stock in the past sixty
(60) days.

-------------------------------------             ------------------------------
CUSIP No. 019483106                      13D      Page 4 of 5 Pages
----------------------------------                ------------------------------


                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 1, 1999                 LIONHEART GROUP, INC.


                                     By: /S/ C. DUNCAN SOUKUP
                                         ---------------------------------------
                                             C. Duncan Soukup, President

-------------------------------------             ------------------------------
CUSIP No. 019483106                      13D      Page 5 of 5 Pages
----------------------------------                ------------------------------

                                    EXHIBIT A

                  Transactions in the Shares of Common Stock
                      SINCE PREVIOUS SCHEDULE 13D FILING



        DATE               BUY/SELL             TOTAL          Cost (per share
                                                                 IN DOLLARS)
      02/24/99               Sell                5,000             $7.1250
      03/16/99               Buy                10,000             $6.4313
      03/30/99               Sell              200,000             $7.0000
      03/30/99               Sell                2,000             $7.0625